UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04004715

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 49192 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Horan Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8044 Montgomery Road, Suite 520
(No. and Street)

Cincinnati (City) Ohio (State) 45236 (Zip Code)

RECEIVED FEB 27 2004 PROCESSING SECTION 187

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terence L. Horan (513) 745-0707
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

312 Walnut Street, Suite 3000 (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Terence L. Horan, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and additional financial information pertaining to the firm of Horan Securities, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

NOTARIAL SEAL STATE OF OHIO

VIRGINIA A. MEADOR
Notary Public, State of Ohio
My Commission Expires 02-20-06

Signature

President

Title

Virginia A Meador

Notary Public

This report contains: (check all applicable boxes)

(xx) (a) Facing Page
(xx) (b) Statement of Financial Condition
(xx) (c) Statement of Operations
(xx) (d) Statement of Cash Flows
(xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors
Additional financial information:
(xx) (g) Computation of Net Capital
(xx) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(xx) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(xx) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(xx) (o) Independent Auditors' Supplementary Report on Internal Control

BKD LLP

312 Walnut Street, Suite 3000
Cincinnati, OH 45202
513 621-8300 Fax 513 621-8345
bkd.com

# Independent Accountants' Report

The Board of Directors
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Horan Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Solutions for Success

Cincinnati, Ohio
February 3, 2004

# HORAN SECURITIES, INC.

Accountants' Report and Statement of Financial Condition

December 31, 2003

312 Walnut Street, Suite 3000
Cincinnati, OH 45202
513 621-8300 Fax 513 621-8345
bkd.com

# Independent Accountants' Report

The Board of Directors
Horan Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Horan Securities, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Horan Securities, Inc. as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

BKD, LLP

Cincinnati, Ohio
February 3, 2004

# Horan Securities, Inc.
## Statement of Financial Condition
## December 31, 2003

### Assets

| | | |
|---|---|---|
| Cash | $ | 149,934 |
| Commissions receivable | | 73,020 |
| Prepaid expenses | | 20,601 |
| Refundable income taxes | | 35,644 |
| Furniture and equipment, net of accumulated depreciation of $21,353 | | 38,876 |
| Other assets | | 16,500 |
| | $ | 334,575 |

### Liabilities and Stockholders' Equity

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable | $ | 28,231 |
| Commissions payable | | 54,846 |
| Accrued expenses | | 82,612 |
| Total liabilities | | 165,689 |
| **Stockholders' equity** | | |
| Common stock, no par value, 850 shares authorized, 75 shares issued and outstanding | | 750 |
| Additional paid in capital | | 227,250 |
| Deficit | | (59,114) |
| Total stockholders' equity | | 168,886 |
| | $ | 334,575 |

*See Notes to Financial Statements.*

## Note 1: Nature of Operations and Summary of Significant Accounting Policies

### *Nature of Operations*

Horan Securities, Inc. is a broker-dealer and investment advisor registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a broker of mutual funds, annuities and other securities and is licensed to operate in ten states, primarily in the Midwest and Florida. The Company does not carry security accounts for customers or perform custodial functions related to customer securities.

### *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### *Cash*

At December 31, 2003, the Company's cash accounts exceeded federally insured limits by approximately $108,600.

### *Commissions Receivable*

Receivables represent commissions due on trades of mutual fund investments and annuities. Commissions receivable are generally expected to be collected within 30 days of the trade date. Based upon the nature of these receivables and historical collection information, an allowance for doubtful accounts is not required.

### *Furniture and Equipment*

Furniture and equipment are recorded at cost and depreciated over the estimated useful life of each asset. Annual depreciation is primarily computed using accelerated methods.

### *Income Taxes*

Deferred tax assets and liabilities are recognized for the tax effect of differences between financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

## Note 2: Related Parties

Horan Associates, Inc., which is owned by the majority shareholder of Horan Securities, Inc., provides certain administrative support (primarily office space) for the Company.

The company has a verbal agreement to assume responsibility for its portion of the noncancellable operating lease for office space, which expires August 31, 2006. The Company's share of future minimum lease payments at December 31, 2003, were:

| | |
|---|---|
| 2004 | $ 65,805 |
| 2005 | 73,107 |
| 2006 | 48,738 |
| | $ 187,650 |

## Note 3: Profit Sharing Plan

The Company has a 401 (k) profit-sharing plan covering substantially all employees. The Company's contributions to the plan are determined annually by the Board of Directors.

## Note 4: Net Capital Requirements

The company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003 the Company had net capital of $57,265, which exceeded the minimum required amount by $32,265, and the Company's ratio of aggregate indebtedness to net capital was 2.89 to 1.

## Note 5: Contingencies

The Company has a consulting agreement with a shareholder and former employee. Under the terms of this agreement the Company is contingently liable, through May 2007, to pay the former employee a percentage of certain future commissions collected. The Company has estimated this contingent liability will total approximately $277,000 ($60,000 annually) and will be paid monthly as commissions are collected.